ARGENTEX MINING CORPORATION
602 - 1112 West Pender Street
Vancouver, BC, Canada V6E 2S1
Tel: (604) 568-2496
Email: hmalkin@shaw.ca

June 2, 2009

BY EDGAR AND FAX: 202.772.9369

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Jill Davis
John Cannarella
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Argentex Mining Corporation
Form 10-KSB for the Fiscal Year Ended January 31, 2008 filed April 30, 2008
Form 10-KSB/A for the Fiscal Year Ended January 31, 2008 filed April 29, 2009
Form 10-KSB for the Fiscal Year Ended January 31, 2008 filed May 1, 2009
Comment Letter Dated May 12, 2009
File No. 000-49995

Thank you for your letter of May 12, 2009. For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Form 10-KSB/A for the Fiscal Year Ended January 31, 2008
Note 2. Significant Accounting Policies
Mineral Claim Payments and Exploration Expenditures

1. We note your response to comment two of our letter dated January 16, 2009 which indicates that you lack the financial resources to commence exploration activities on properties where you have acquired mineral rights. As a result, you expense the related costs to acquire such mineral rights at inception. Please contact to discuss.

We believe that we should clarify our accounting treatment of the option payments for our Pinguino property in light of EITF 04-02 and staff’s comments. Our disclosure to date suggests that we have expensed these option payments (in the aggregate amount of $418,478) but, on reflection, it appears that we have considered them to be capital costs and, believing them to be impaired after periodic consideration of the factors suggested in Statement of Financial Accounting Standards No. 144 (“FASB 144”), we have written them down.

During the process of collecting our financial information and preparing our consolidated financial statements for each of our fiscal years beginning with the year ended January 31, 2005 and ending with the year ended January 31, 2009, we have considered whether the option payments made during the year were impaired. In each of these years, our company has had a current-period operating loss and a history of operating losses. In addition, in each of these years, our management has projected continued operating losses for the then-foreseeable future. We note that Section 8 (e) of FASB 144 contemplates that these circumstances indicate that these option payments may not be recoverable. For a year by year analysis, please consider the tabulation of losses and financial position attached.

We have also considered the question of whether the asset – in this case, the Pinguino property itself – could be sold and, if so, what market value it might have had at the time of each determination of impairment. We note, however, that until June of 2008, each option payment was only a payment on account of a non-transferable right to earn an option, and that the option itself would not be earned unless and until the last option payment was made. Until the final payment was made (in June of 2008), failure to make any one option payment by the date it was due would have resulted in automatic forfeiture of the option. As a result, we concluded that, until June of 2008, the asset, being inalienable, did not have a measurable fair market value. This conclusion reinforced our determination that these option payments were not recoverable during the periods in question.

During the fiscal years in question, we classified the impairment charge as an expense within mineral property interests. We have recently concluded that this was inappropriate, and that these impairment charges should be classified as a write-down of mineral property interests with separate line item disclosure. We have also considered restating our financial statements for these fiscal years to clarify our accounting treatment of these option payments but, because we believe that the reclassification would have no material affect on our consolidated statement of operations or our overall financial condition for these periods we have decided that a restatement is neither necessary nor desired.

On a go-forward basis beginning February 1, 2009, we will classify any impairment charges as write-downs with separate line item disclosure. Amounts previously expensed as mineral property interests will be reclassified as write-downs in previous years to conform with the clarification of our accounting policies discussed in this memo.

We propose amending our accounting policy note substantially as follows:

For the Three-month Period Ended April 30, 2009
SUGGESTED REVISED ACCOUNTING POLICY NOTE:
Mineral Claim Payments and Exploration Expenditures

The Company has been in the exploration stage since its formation on December 21, 2001 and has not yet realized any revenues from operations. The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long Lived Assets” at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

PREVIOUS ACCOUNTING POLICY NOTE (from January 31, 2009 FS):
Mineral Claim Payments and Exploration Expenditures

The Company expenses all costs related to the acquisition, maintenance and exploration of its unproven mineral properties to which it has secured exploration rights. If and when proven and probable reserves are determined for a property and a feasibility study prepared with respect to the property, then subsequent development costs of the property will be capitalized. To date the Company has not established the commercial feasibility of its exploration prospects, therefore all costs have been expensed. The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights where proven or probable reserves are present, or when the Company intends to carry out an exploration program and has the funds to do so.

Item 8A Disclosure Controls and Procedures

2. We note your response to comment four of our letter dated January 16, 2009 which indicates that there were “no changes” that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. However, the related disclosure in your 10-KSB/A2 for the fiscal year ended January 31, 2008 continues to reference “no significant changes”. We re-issue our prior comment four.

We have further amended the Form 10-KSB to remove the word “significant.”

Form 10-K for the Fiscal Year Ended January 31, 2009
Item 9A Controls and Procedures

3. We note your disclosure that there have been no significant changes in your internal controls over financial reporting that occurred during the fiscal year ended January 31, 2009 that have materially or are reasonably likely to materially affect, our internal controls over financial reporting. However, we further note that you hired an independent consultant to review your internal control policies. During the course of this review, you noted, discussed, agreed upon, and approved a disclosure with respect to the material weaknesses identified by you in 2008 and the remediation of those weaknesses. As such, it appears that in order the [sic] remediate the disclosed weaknesses, you could have made certain changes to your internal control over financial reporting. Please revise or advise.

The disclosure that there were no significant changes in our internal controls over financial reporting during the fiscal year ended January 31, 2009 that materially affected or are reasonably likely to materially affect our internal controls over financial reporting was and continues to be accurate. We note that the disclosure that we “discussed, agreed upon and approved” in conjunction with our consultant’s review does not state that there were any significant changes during the year ended January 31, 2009. In fact, the consultant was retained on or about January 21, 2009 and the bulk of the work was carried out after the year end on January 31, 2009. We note also that the language in this section referring to “the period covered by this annual report on Form 10-K” was intended to include the period ending on the date of the Form 10-K (which was filed May 1, 2009). This period includes the period beginning February 1, 2009 through May 1, 2009, when most of the work performed by our company and our consultant was completed.

Closing Comments

We acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the revised Form 10-KSB/A, Amendment No. 3 or with respect to our response.

Yours truly,

ARGENTEX MINING CORPORATION

Per: /s/ Kenneth Hicks

Kenneth E. Hicks, President